Exhibit 99.1

FEMSA Announces Successful Issuance

in Euro Bond Market

Monterrey, Mexico, March 18, 2016 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced the placement of Euro-denominated notes in the international capital markets.

FEMSA successfully issued €$1,000 million in 7-year senior unsecured notes at a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%.

This issuance received credit ratings of A- from Standard & Poor’s and A from Fitch Ratings.

The proceeds from this issuance will be used for general corporate purposes, improving FEMSA’s cost of debt. FEMSA has again increased its financial flexibility under extremely favorable conditions in order to continue to advance its long-term growth strategy.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

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FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Retail Division operating various small-format store chains including OXXO, and a Fuel Division operating the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.